UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Media Release

Basel, June 25, 2007

Roche makes offer to acquire Ventana for $75.00 per share in cash
Roche to expand into fast growing tissue-based cancer diagnostics, enhancing its position as a leading fully-integrated personalized healthcare company

Roche (SWX: ROG.VX; RO.S), a world-leading healthcare provider of pharmaceuticals and diagnostics, will make a tender offer to acquire all outstanding shares of common stock of Ventana Medical Systems Inc. (NASDAQ: VMSI) for $75.00 per share in cash, or an aggregate of approximately $3 billion on a fully diluted basis. This offer represents a 44% premium to Ventana’s close of $51.95 on June 22, 2007 and a 55% premium to its three-month average of $48.30. The acquisition of Ventana, a leader in the fast-growing histopathology (tissue-based diagnostics) segment, will allow Roche to broaden its diagnostic offerings and complements its world leadership in both in-vitro diagnostic systems and oncology therapies. The entry of Roche into tissue-based diagnostics is an important step in Roche’s strategy of delivering personalized healthcare solutions to patients.

Commenting on the offer, Franz B. Humer, Chairman and CEO of Roche, said: “We believe our proposal for Ventana represents a unique opportunity for both our companies and their respective stockholders. Ventana will be an outstanding addition to the Roche Group, and we believe we are the best strategic partner to capitalize on Ventana’s potential. Our compelling, all-cash proposal and attractive premium recognize both the value created by Ventana to date and its future prospects. We hope that Ventana’s Board and management will commence discussions with us to effect a negotiated transaction.”

Roche has made multiple efforts to engage in meaningful discussions with Ventana’s Chairman and Board concerning a negotiated transaction; however, as Ventana has so far declined to enter transaction discussions, Roche has decided to commence a tender offer. Roche remains willing to discuss a negotiated transaction agreed to by both parties, as this continues to be Roche’s preferred option.

Severin Schwan, CEO Division Roche Diagnostics, said: “Our combined company will be uniquely positioned to develop companion diagnostics which enable the identification of patient responses to treatments, thereby offering more cost-efficient, differentiated and targeted medicines to patients. Roche’s leadership in oncology and molecular biology, our strong global market position and broad sales and marketing reach, and our distinctive diagnostics capabilities in IT, workflow automation and test standardization make us the ideal partner for Ventana. Together, we have an exceptional opportunity to rapidly create further value for patients, customers, employees and shareholders through an expanded, global diagnostics platform for tissue analysis.”

Ventana’s leadership in tissue-based testing will broaden and complement Roche’s leading in-vitro diagnostic and Life Science businesses (Molecular Diagnostics, Immunodiagnostics, Clinical Chemistry). Ventana employs around 950 people and reached sales of $238.2 million in 2006. The $1 billion tissue-based testing market is growing at 10% annually, twice the rate of the overall in-vitro diagnostics market. Key growth drivers in this market include test automation and standardization, the increasing incidence of cancer, and the increasing number of targeted cancer drugs requiring companion diagnostics. This transaction will position Roche with the most comprehensive diagnostic portfolio for enabling development and commercialization of personalized healthcare solutions in oncology.

F. Hoffmann-La Roche Ltd.	CH-4070 Basel	Corporate Communications	Tel. +41 61 - 688 88 88 Fax +41 61 - 688 27 75 http://www.roche.com

Roche will operate Ventana as a dedicated business within the Roche Diagnostics Division, and will retain Ventana’s headquarters in Tucson, Arizona. Severin Schwan continued: “We are highly impressed with Ventana’s scientific and commercial accomplishments and we believe their world-class management and employees will be an excellent addition to Roche. By keeping Ventana as a dedicated business within Diagnostics, we aim to maintain and further develop the entrepreneurial spirit that has contributed to Ventana’s success to date.”

Roche will promptly commence a tender offer to purchase all of the outstanding common stock of Ventana for $75.00 per share in cash. The complete terms and conditions of the offer will be filed with the U.S. Securities and Exchange Commission. The offer will be subject to customary conditions, including the tender of a majority of Ventana’s shares of common stock, on a fully diluted basis and Ventana’s Board taking all necessary actions to make its shareholder rights plan inapplicable to Roche’s offer. The Roche proposal is a fully financed, all-cash transaction, with no significant anticipated regulatory hurdles to completion.

Greenhill & Co. and Citi are acting as financial advisors to Roche and Davis Polk & Wardwell is acting as legal counsel.

Following is a copy of the letter Roche sent on June 25, 2007 to Ventana’s Chairman:

Mr. Jack Schuler Chairman Ventana Medical Systems, Inc. 1910 Innovation Park Drive Tucson, AZ 85755 USA

Basel, 25 June 2007

Dear Jack:

In light of your unwillingness to agree to meet for a discussion concerning a possible business combination between Ventana and Roche, or even to take my call today, we have decided to publicly disclose the proposal, made to you last week, to acquire all of the outstanding shares of Ventana at a price of $75 per share in cash.  As noted in my previous letter, this price represents a substantial premium to Ventana’s current and historical market prices – a 44% premium to the closing price on June 22, a 39% premium to Ventana’s all-time high and a 55% premium to its three-month average.  We believe that this is a compelling offer that your stockholders will find extremely attractive and hope that your board will take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

For the past several months, Roche has attempted to engage Ventana’s management and board of directors in a discussion on the merits of a business combination transaction.  Unfortunately, Ventana has been unwilling to engage in any meaningful dialogue on this matter.  Specifically,

•
On January 18, Mr. Christopher Gleeson, the President and Chief Executive Officer of Ventana, had dinner with Dr. Severin Schwan, the Chief Executive Officer of Roche’s Diagnostics division.  During dinner, Dr. Schwan raised with Mr. Gleeson Roche’s interest in entering the broader histopathology market and a possible equity investment in Ventana.  On January 31, Mr. Gleeson sent Mr. Schwan an e-mail informing him that the Ventana Board of Directors had considered the concept proposed by Roche and was not interested in a situation that would result in another company obtaining an equity position in Ventana.

•
On February 12, I sent you a letter in which I reiterated Roche's strategic interest in entering the broader histopathology market and our desire to pursue a business combination transaction with Ventana.  In that letter, I outlined Roche's preliminary view that we should pursue a partnership model similar to our longstanding successful relationship with Genentech.  As proposed, Roche would have acquired a majority of the Ventana shares for cash at a premium to market (including an appropriate control premium) with the company continuing to be publicly traded and managed and headquartered in Arizona.  We felt that this type of transaction structure would be attractive to Roche and would appeal to Ventana and its stockholders.  However, in your March 6 letter to me, you indicated that you and your board of directors were not interested in pursuing a strategic transaction with us.

•
Last week, I requested an opportunity to meet with you to discuss a new proposal, which I subsequently outlined in my letter to you of June 18.  However you have remained unwilling to engage in, or agree to, any meaningful discussion concerning our proposal, and were unwilling to take my call today.

We believe that our proposal presents a unique opportunity for Roche, Ventana and their respective stockholders.  In light of the important stockholder interests at issue, Roche believes that it is imperative to continue to pursue this matter – notwithstanding your refusal to date to engage with us concerning a possible negotiated transaction.  Accordingly, we will make this letter public simultaneously with my sending it to you.

We believe our proposal should be extremely attractive to your stockholders – in terms of price and certainty of closing.  The price, with the large premium it represents, is a full and fair one.  We have available cash and cash equivalents sufficient to complete the transaction (and we therefore will not require a financing condition) and do not believe there are any meaningful regulatory impediments.  In addition, because we intend to seek to retain your excellent management team and employees and to maintain the company’s headquarters in Arizona, we believe it should be attractive to your management and employees.

While Roche continues to prefer a negotiated transaction with Ventana, our board of directors has authorized management to commence a tender offer to purchase all of the outstanding shares of common stock of Ventana for $75 per share in cash, which we intend to do promptly.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell as legal counsel to assist in completing this transaction.  If you are willing to engage with Roche, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you may have.  We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly.  If you are interested in discussing a possible negotiated transaction, please call me as soon as possible.

Very truly yours,

Franz B. Humer
cc:       The Board of Directors
Ventana Medical Systems

Analyst/Investor conference call/webcast
Roche will be discussing the proposed transaction with analysts and investors on a conference call at 8:00 a.m. Eastern Daylight Time / 2:00 p.m. Central European Time tomorrow, June 26, 2007. The conference call can be accessed by dialing +1 866 291 4166 (USA), +41 (0) 91 610 5600 (Europe), and +44 (0) 207 107 0611 (UK). A webcast of the conference call and a presentation containing additional information will be available on the Roche website at www.roche.com/investors. A replay of the conference call will be available one hour after the conference call for 48 hours and can be accessed by dialing +1 866 416 5255 (USA),  +41 91 612 4330 (Europe), and +44 207 108 6233 (UK) and entering the ID 313 followed by the # sign. The webcast will also be archived on the Roche website.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled CHF 33.3 billion, and the Diagnostics Division posted sales of CHF 8.7 billion. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche’s Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Roche commenced operations in the U.S. over 100 years ago and these operations include research and development centers that conduct leading-edge work in advancing disease detection and treatment. Our diagnostics and pharmaceuticals businesses in the U.S. employ more than 20,000 people and generate approximately $10 billion in sales (including Genentech), accounting for about 40% of the Roche Group's global annual revenues.

For further information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Further information
- All documents on the offer to Ventana’s shareholders: www.roche.com/info070625

Roche Group Media Office
Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com
- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr

Brunswick Group (for US media)
Phone: +1 212 333 3810
- Steve Lipin
- Nina Devlin

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS ‘BELIEVES’, ‘EXPECTS’, ‘ANTICIPATES’, ‘PROJECTS’, ‘INTENDS’, ‘SHOULD’, ‘SEEKS’, ‘ESTIMATES’, ‘FUTURE’ OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND GENERAL FINANCIAL MARKET CONDITIONS; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS, UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (11) ADVERSE PUBLICITY AND NEWS COVERAGE. THE STATEMENT REGARDING EARNINGS PER SHARE GROWTH IS NOT A PROFIT FORECAST AND SHOULD NOT BE INTERPRETED TO MEAN THAT ROCHE’S EARNINGS OR EARNINGS PER SHARE FOR ANY CURRENT OR FUTURE PERIOD WILL NECESSARILY MATCH OR EXCEED THE HISTORICAL PUBLISHED EARNINGS OR EARNINGS PER SHARE OF ROCHE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED, AND THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).